PR[illegible]SED
MAR 3 1 2005
THOMSON FINANCIAL

05039269

ES
E COMMISSION
0549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gelber Securities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Gelber — (312) 427-7100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2005
WASH, D.C.
185

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Frank Gelber, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Gelber Securities, LLC, as of December 31, 2004, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

25th day of February 2005

Nancy J. Simenson

Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-28-2006

Signature

President

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Gelber Securities, LLC
Table of Contents
December 31, 2004

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
Gelber Securities, LLC

We have audited the accompanying statement of financial condition of Gelber Securities, LLC as of December 31, 2004, that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gelber Securities, LLC as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 17, 2005

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Gelber Securities, LLC
Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 162,488
Cash segregated under federal regulations	524,650
Securities purchased under agreements to resell	6,092,886
Receivables	
Clearing brokers	2,518,850
Parent	3,004,688
Redemption of investment in limited partnership	3,047,787
Others	203,170
Securities owned (pledged $7,486,919)	9,416,591
Investment in limited partnership	970,695
Exchange membership (market value $1,340,000)	317,900
Other assets	720,394
Total assets	$ 26,980,099

Liabilities and Member's Equity

Liabilities	
Payable to clearing brokers	$ 3,992,831
Payable to traders	2,408,161
Securities sold, not yet purchased	1,006,541
Accounts payable and accrued expenses	490,329
Total	7,897,862
Member's equity	19,082,237
Total liabilities and member's equity	$ 26,980,099

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Gelber Securities, LLC (the "Company") is a registered securities broker-dealer and a notice registered futures commission merchant. The Company is a wholly owned subsidiary of Gelber Group, LLC (the "Parent" and "Managing Member"), which is a registered futures commission merchant and a notice registered broker-dealer. The Parent controls the day-to-day operations, business, and affairs of the Company, including distributions and admittance of new members.

The Company enters into proprietary transactions, primarily U.S. Government securities, futures and options on futures, and clears all transactions through other broker-dealers and the Parent. The Company's proprietary traders participate in the net trading revenue generated from their trading activities. The Company also provides brokerage services to professional traders located in the United States and clears all customer transactions either on an omnibus or fully disclosed basis through other brokers. In addition, the Company from time to time invests in limited partnerships and limited liability companies.

In September 2004, the non-managing members redeemed their equity in the Company and certain of those members became non-managing members of the Parent.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Segregated Under Federal Regulations—Cash segregated under federal regulations represents amounts segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act.

Securities and Commodities Transactions—Securities and commodities transactions are recorded on trade date and carried at market value. Unrealized gains or losses are included in revenue.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as a payable to clearing brokers on the statement of financial condition.

Commissions earned and related expenses on securities transactions are recorded on trade date.

Resale and Repurchase Agreements—Securities purchased under agreements to resell (reverse repurchase or resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral as appropriate.

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

Investment in Limited Partnership—The investment in limited partnership is carried at estimated fair value based on market values of underlying investments. Because of the inherent uncertainty of valuation, management's estimate of the value of this investment may differ significantly from the value that would have been used had a ready market existed for this investment.

Income Taxes—The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal corporate income taxes. Instead, members are liable for federal income taxes on their respective share of taxable income.

Translation of Foreign Currencies—Assets and liabilities denominated in foreign currencies are translated using year-end exchange rates. Translation gains and losses are included in net income.

Note 2 Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 3 Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell represent the simultaneous purchase and resale of U.S. Government obligations with same day settlement on the purchase and next day settlement on the resale. The Company has obtained collateral under these agreements with a fair value substantially equal to the carrying value that the Company is permitted by contract or custom to repledge or sell.

Note 4 Securities Owned

Securities owned at December 31, 2004 consist of:

U.S. Government obligations, on deposit with clearing brokers	$ 7,486,919
Equities	1,929,672
Total	$ 9,416,591

Note 5 Related-Party Transactions

The Company clears its commodities transactions through the Parent. At December 31, 2004, receivable from clearing brokers includes $529,667 due from the Parent.

The Parent provides various services, administrative support, and office space to the Company. Also, the Company's employees and traders participate in a salary reduction 401(k) plan administered by the Parent. During the year ended December 31, 2004, expenses were allocated to the Company for these services.

During the year ended December 31, 2004, the Company sold certain nonmarketable investments at estimated fair value to an entity affiliated through common ownership.

Note 6 Commitments

The Company is obligated to purchase certain brokerage and execution services from a broker-dealer at a fixed price of $750,000 per quarter, plus certain transaction fees through March 31, 2007.

Note 7 Financial Instruments

Proprietary Trading Activities—In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures and options on futures. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. An option contract conveys to the purchaser the right, but not the obligation, to buy or sell a financial instrument or commodity at a predetermined rate or price at a time in the future. These financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options on futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges. Also, the Company has entered into certain master netting agreements that provide for net settlement of certain transactions.

Note 7 Financial Instruments, *Continued*

Customer Activities—In the normal course of business, the Company's customer activities involve the execution, settlement and financing of customer securities transactions, which are cleared either on an omnibus or fully disclosed basis through other brokers. The Company could be exposed to off-balance-sheet risk should either the customer or the broker fail to fulfill its contracted obligation, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company or broker extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company or broker executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Customer transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

Concentration of Credit Risk—The Company enters into various transactions with broker-dealers and other financial institutions. Cash and derivative financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each counterparty with which it conducts business.

Note 8 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum "net capital" equal to $250,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. Net capital changes from day to day, but at December 31, 2004, the Company had net capital and net capital requirements of approximately $10,164,000 and $250,000, respectively. The net capital rule may effectively restrict the withdrawal of capital.